SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Lighting Science Group Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53224G103
(CUSIP Number)

November 14, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Serengeti Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,134,210 shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 48,134,210 shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,134,210 shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7%
12	TYPE OF REPORTING PERSON PN

(1) Includes (a) 13,684,210 shares of Common Stock issuable upon the conversion of 13,000 shares of Series J Convertible Preferred Stock and (b) 34,450,000 shares of Common Stock available upon exercise of warrants.

CUSIP No. 53224G103	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS J.L. Serengeti Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,134,210 shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 48,134,210 shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,134,210 shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7%
12	TYPE OF REPORTING PERSON OO

(1) Includes (a) 13,684,210 shares of Common Stock issuable upon the conversion of 13,000 shares of Series J Convertible Preferred Stock and (b) 34,450,000 shares of Common Stock available upon exercise of warrants.

CUSIP No. 53224G103	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Joseph A. LaNasa III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,134,210 shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 48,134,210 shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,134,210 shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7%
12	TYPE OF REPORTING PERSON IN

(1) Includes (a) 13,684,210 shares of Common Stock issuable upon the conversion of 13,000 shares of Series J Convertible Preferred Stock and (b) 34,450,000 shares of Common Stock available upon exercise of warrants.

CUSIP No. 53224G103	13G	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Lighting Science Group Corporation (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 1830 Penn Street, Melbourne, FL 32901.

Item 2(a).	NAME OF PERSON FILING:

This statement is jointly filed by and on behalf of each of Serengeti Asset Management LP (“Serengeti”), J.L. Serengeti Management LLC (“J.L. Serengeti”) and Joseph A. LaNasa III (“Mr. LaNasa”, and together with Serengeti and J.L. Serengeti, the “Reporting Persons”) with respect to the shares of Common Stock available upon conversion of the Issuer’s Series J Convertible Preferred Stock and upon exercise of certain warrants issued by the Issuer, in each case held by Serengeti Opportunities MM L.P. and Serengeti Lycaon MM L.P.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 632 Broadway, 12th Floor, New York, NY 10012.

Item 2(c).	CITIZENSHIP:

See Item 4 on the cover pages hereto.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

53224G103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 53224G103	13G	Page 6 of 8 Pages

(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________________

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are based on the sum of (i) 209,946,697 shares of Common Stock outstanding as of November 7, 2014, as reported in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q/A filed on November 17, 2014 for the period ended September 30, 2014, (ii) 34,450,000 shares of Common Stock available upon exercise of warrants and (iii) 13,684,210 shares of Common Stock available upon conversion of 13,000 shares of Series J Convertible Preferred Stock issued to the Reporting Persons.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 53224G103	13G	Page 7 of 8 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 53224G103	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 11, 2014

Serengeti Asset management lp

By: /s/ Marc Baum
Name: Marc Baum
Title: Director

J.L. Serengeti Management LLC

By: /s/ Joseph A. LaNasa III
Name: Joseph A. LaNasa III
Title: Authorized Person

/s/ Joseph A. LaNasa III
Joseph A. LaNasa III

Exhibit 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: December 11, 2014

Serengeti Asset management lp

By: /s/ Marc Baum
Name: Marc Baum
Title: Director

J.L. Serengeti Management LLC

By: /s/ Joseph A. LaNasa III
Name: Joseph A. LaNasa III
Title: Authorized Person

/s/ Joseph A. LaNasa III
Joseph A. LaNasa III